                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                               PROXIM CORPORATION
                    (FORMERLY WESTERN MULTIPLEX CORPORATION)
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    744283102
                  ---------------------------------------------
                                 (CUSIP Number)

                               JEFFREY M. HENDREN
                          RIPPLEWOOD INVESTMENTS L.L.C.
                              ONE ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 582-6700

  -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                 APRIL 16, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 2 OF 13 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RIPPLEWOOD PARTNERS, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             30,992,522
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          30,992,522

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        30,992,522*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        1,097,534*                                                      [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.1%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN

--------------------------------------------------------------------------------

* Ripplewood Partners, L.P. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Co-Investment Fund I, L.L.C.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 3 OF 13 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RIPPLEWOOD CO-INVESTMENT FUND I, L.L.C.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             1,097,534
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          1,097,534

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,097,534*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        30,992,522*                                                      [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        00

--------------------------------------------------------------------------------


* Ripplewood Co-Investment Fund I, L.L.C. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 4 OF 13 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        RIPPLEWOOD INVESTMENTS L.L.C. (FORMERLY KNOWN AS RIPPLEWOOD HOLDINGS L.L.C.)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             32,090,056
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          32,090,056

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        32,090,056

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.1%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        00

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 5 OF 13 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        COLLINS FAMILY PARTNERS, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             32,090,056
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          32,090,056

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        32,090,056*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.1%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN

--------------------------------------------------------------------------------

* Collins Family Partners, L.P. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P. and Ripplewood Co-Investment Fund I, L.L.C., except to the extent of its pecuniary interest therein.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 6 OF 13 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        COLLINS FAMILY PARTNERS, INC.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             32,090,056
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          32,090,056

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        32,090,056*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.1%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

--------------------------------------------------------------------------------

* Collins Family Partners, Inc. expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P. and Ripplewood Co-Investment Fund I, L.L.C., except to the extent of its pecuniary interest therein.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 7 OF 13 PAGES
---------------------                                        -------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        TIMOTHY C. COLLINS

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER
    NUMBER OF             32,090,056
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH               0
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER
                          32,090,056

                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        32,090,056*

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.1%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

--------------------------------------------------------------------------------

* Timothy C. Collins expressly disclaims beneficial ownership of the shares of Proxim Corporation beneficially owned by Ripplewood Partners, L.P. and Ripplewood Co-Investment Fund I, L.L.C., except to the extent of his pecuniary interest therein.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 8 OF 13 PAGES
---------------------                                        -------------------



        The Schedule 13D filed by WMC Holding L.L.C., a Delaware limited liability company ("WMC Holding"), Ripplewood Partners, L.P., a Delaware limited partnership ("Ripplewood Partners"), Ripplewood Co-Investment Fund I, L.L.C., a Delaware limited liability company ("Ripplewood Fund"), Ripplewood Investments L.L.C., a Delaware limited liability company formerly known as Ripplewood Holdings L.L.C. ("Ripplewood Investments"), Collins Family Partners, L.P., a Delaware limited partnership ("Collins Family L.P."), Collins Family Partners, Inc., a Delaware corporation ("Collins Family Inc."), Timothy C. Collins, a United States citizen ("Collins," and together with WMC Holding, Ripplewood Partners, Ripplewood Fund, Ripplewood Investments, Collins Family L.P. and Collins Family Inc., the "Ripplewood Reporting Parties"), Seaview Holdings, L.L.C., a Delaware limited liability company ("Seaview"), Zakin Multiplex Investment Trust, ("Zakin Trust"), Jonathan N. Zakin, a United States citizen ("Zakin"), The Michael and Roberta Seedman Revocable Trust, ("Seedman Trust"), and Michael S. Seedman ("Seedman") on February 1, 2002 (the "Initial Schedule 13D") is hereby amended and supplemented with respect to the Ripplewood Reporting Parties (excluding WMC Holding which was dissolved on February 21, 2002 as described below). Except as amended and supplemented hereby and by any other amendments to the Initial Schedule 13D, the Initial Schedule 13D remains in full force and effect. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed them in the Initial Schedule 13D.

ITEM 1 -- SECURITY AND ISSUER

        On March 26, 2002, Proxim, Inc. merged with and became a wholly-owned subsidiary of Western Multiplex Corporation (the "Merger"). Pursuant to the Reorganization Agreement (as defined in the Initial Schedule 13D), upon the occurrence of the merger, each outstanding share of the common stock of Proxim, Inc. was converted into 1.8896 shares of Western Multiplex Class A Common Stock, par value $.01 per share. Immediately following the Merger, Western Multiplex Corporation changed its name to "Proxim Corporation."

        This statement on Schedule 13D relates to the Class A Common Stock, $0.01 par value per share ("Proxim Common Stock"), of Proxim Corporation, a Delaware corporation ("Proxim"). The principal executive offices of Proxim are located at 510 DeGuigne Drive, Sunnyvale, California 94085. Proxim Corporation is formerly known as Western Multiplex Corporation.

ITEM 2 -- IDENTITY AND BACKGROUND

        Effective March 26, 2002, Messrs. Collins, Hendren and Seedman resigned from the Board of Directors of Proxim Corporation.

ITEM 3 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On February 20, 2002, in connection with the dissolution and liquidation of WMC Holding, WMC Holding made a pro rata distribution of the entirety of its 1,861,700 shares of

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 9 OF 13 PAGES
---------------------                                        -------------------


        Proxim Common Stock to its members in the amounts set forth in the following table opposite the respective name of the applicable Reporting Party (the "February Distribution"):

                                                      Number of shares of Proxim
        Reporting Party                                Common Stock Distributed
        ---------------                               --------------------------
        Ripplewood Partners                                    1,598,450
        Ripplewood Fund                                           56,606
        Seaview                                                   51,661
        Zakin Trust                                               51,661
        Seedman Trust                                            103,322
                                                               ---------
        Total                                                  1,861,700

ITEM 4 -- PURPOSE OF TRANSACTION

        The information set forth in Item 3 is hereby incorporated herein by reference.

        On March 26, 2002, the Merger was consummated in accordance with the terms and conditions of the Reorganization Agreement. As a result, on March 26, 2002, the Ripplewood Registration Rights Agreement was terminated and the Stockholders Agreement became effective.

        On April 16, 2002, the provisions of the Seaview/Zakin Agreement giving Ripplewood Partners shared voting control over shares of Proxim Common Stock held by Seaview, Zakin Trust and/or Zakin were terminated. As a result, Ripplewood Partners no longer has shared power to vote the shares of Proxim Common Stock beneficially owned by Seaview, Zakin Trust and/or Zakin.

        Upon consummation of the Merger, Jonathan Zakin was appointed Chairman and Chief Executive Officer of Proxim and David King was appointed President and Chief Operating Officer of Proxim. In addition, upon consummation of the Merger,
(i) Messrs. Collins, Hendren and Seedman resigned and ceased to be members of the Board of Directors and (ii) the Board of Directors of Proxim consisted of Michael Boskin, Merle Gilmore, David King, Jeffrey Saper, Kenneth Westrick, Joseph Wright, Jr. and Jonathan Zakin.

ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER

        The information set forth in Items 2, 3 and 4 above is hereby incorporated herein by reference.

        (a), (b) The Ripplewood Reporting Parties believe, and the following disclosure assumes, that there were 118,597,350 shares of Proxim Common Stock outstanding as of April

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 10 OF 13 PAGES
---------------------                                        -------------------

16, 2002. This belief is based on (i) the Issuer's Registration Statement on Form S-4, dated February 25, 2002, in which the Issuer disclosed that as of February 21, 2002, Western Multiplex Corporation and Proxim, Inc. had 59,291,283 and 31,383,803, respectively, shares of common stock outstanding and (ii) the exercise of options for 3,233 shares of Proxim Common Stock subsequent to February 21, 2002 made known to the Reporting Parties. In the Merger, each share of Proxim, Inc. common stock was converted into 1.8896 shares of Proxim Common Stock.

        As a result of the matters described in Items 2, 3 and 4 of the Initial
Schedule 13D, the Ripplewood Reporting Parties may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each of the Ripplewood Reporting Parties may be deemed to have acquired beneficial ownership of the shares of Proxim Common Stock beneficially owned by the other Ripplewood Reporting Parties. However, each of the Ripplewood Reporting Parties disclaims the existence of such a group and neither this Schedule 13D nor anything contained herein shall be construed as an admission that such Ripplewood Reporting Parties together with Proxim constitutes a "person" or a "group" for any purpose. Each of the Ripplewood Reporting Parties disclaims beneficial ownership of any shares of Proxim Common Stock, except to the extent described below in this Item 5.

        WMC Holding

        As a result of the distribution of shares of Proxim Common Stock by WMC Holding on February 20, 2002, WMC Holding ceased to beneficially own any shares of Proxim Common Stock and thus the filing obligation of WMC Holding under Rule 13-d terminated. WMC Holding was dissolved on February 21, 2002.

        Ripplewood Partners

        As of the date of this amended Schedule 13D, Ripplewood Partners directly holds 30,992,522 shares of Proxim Common Stock. Based upon the foregoing, as of the date of this amended Schedule 13D, Ripplewood Partners may be deemed to beneficially own 30,992,522 shares of Proxim Common Stock, which shares represent approximately 26.1% of the outstanding shares of Proxim Common Stock as of April 16, 2002. Ripplewood Partners has sole voting and dispositive power with respect to such shares.

        Ripplewood Fund

        As of the date of this amended Schedule 13D, Ripplewood Fund directly holds, and may be deemed to beneficially own, 1,097,534 shares of Proxim Common Stock, which shares represent approximately 0.9% of the outstanding shares of Proxim Common Stock as of April 16, 2002. Ripplewood Fund has sole voting and dispositive power with respect to such shares.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 744283102                                          PAGE 11 OF 13 PAGES
---------------------                                        -------------------



        Ripplewood Investments

        Ripplewood Investments is the general partner of Ripplewood Partners and the managing member of Ripplewood Fund. Accordingly, Ripplewood Investments may be deemed to be the beneficial owner of the shares of Proxim Common Stock over which either Ripplewood Partners or Ripplewood Fund has voting or dispositive power. As such, as of the date of this amended Schedule 13D, Ripplewood Investments may be deemed to beneficially own 32,090,056 shares of Proxim Common Stock, which shares represent approximately 27.1% of the outstanding shares of Proxim Common Stock as of April 16, 2002.

        Collins Family L.P., Collins Family Inc. and Collins

        Collins Family L.P. is the Class A Member of Ripplewood Investments and has the power to appoint a majority of the directors of Ripplewood Investments. Collins Family Inc. is the general partner of Collins Family L.P. Collins is the President and controlling shareholder of Collins Family Inc. and is the Senior Managing Director and Chief Executive Officer of Ripplewood Investments. Accordingly, each of Collins Family L.P., Collins Family Inc. and Collins may be deemed to be the beneficial owner of the shares of Proxim Common Stock over which Ripplewood Investments has voting or dispositive power. As such, as of the date of this amended Schedule 13D, each of Collins Family L.P., Collins Family Inc. and Collins may be deemed to beneficially own 32,090,056 shares of Proxim Common Stock, which shares represent approximately 27.1% of the outstanding shares of Proxim Common Stock as of April 16, 2002. Each of Collins Family L.P., Collins Family Inc. and Collins disclaims beneficial ownership of such shares of Proxim Common Stock, except to the extent of any pecuniary interest therein.

ITEM 6 -- CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information set forth in Items 3, 4 and 5 is hereby incorporated herein by reference.

ITEM 7 -- MATERIAL TO BE FILED AS EXHIBITS

1 Release, dated April 16, 2002, among Ripplewood Partners, L.P., Seaview Holdings, L.L.C., Jonathan N. Zakin and Proxim Corporation (filed herewith)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2002

                                RIPPLEWOOD PARTNERS, L.P.


                                By:  Ripplewood Investments L.L.C.,
                                     its general partner


                                     By:   /s/ Timothy C. Collins
                                           -------------------------------------
                                           Name:  Timothy C. Collins
                                           Title: Chief Executive Officer

                                RIPPLEWOOD CO-INVESTMENT FUND I, L.L.C.


                                By:  Ripplewood Investments L.L.C.
                                     its managing member


                                     By:   /s/ Timothy C. Collins
                                           -------------------------------------
                                           Name:  Timothy C. Collins
                                           Title: Chief Executive Officer

                                RIPPLEWOOD INVESTMENTS L.L.C.


                                By:  /s/ Timothy C. Collins
                                     --------------------------------
                                     Name:  Timothy C. Collins
                                     Title: Chief Executive Officer

                                COLLINS FAMILY PARTNERS, L.P.


                                By:  Collins Family Partners, Inc.
                                     its general partner


                                     By:   /s/ Timothy C. Collins
                                           -------------------------------------
                                           Name:  Timothy C. Collins
                                           Title: President

                                     COLLINS FAMILY PARTNERS, INC.


                                     By:  /s/ Timothy C. Collins
                                          -------------------------------
                                          Name:  Timothy C. Collins
                                          Title: President



                                     /s/ Timothy C. Collins
                                     -----------------------------------
                                               Timothy C. Collins

                                                                       Exhibit 1
                                     RELEASE

        The parties hereto acknowledge and agree that Jonathan N. Zakin, Seaview Holdings, L.L.C. and their affiliates are hereby released from all agreements contained in Section 8.01 of the Amended and Restated Employment and Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners, L.P., WMC Holding Corp., Seaview Holdings, L.L.C., Jonathan N. Zakin and Proxim Corporation (formerly Western Multiplex Corporation).

April 16, 2002

/s/ Timothy C. Collins
-----------------------
Ripplewood Partners, L.P.

/s/ Jonathan N. Zakin
-----------------------
Seaview Holdings, L.L.C.

/s/ Jonathan N. Zakin
-----------------------
Jonathan N. Zakin

/s/ Keith E. Glover
-----------------------
Proxim Corporation